

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2011

Via E-mail
Mr. Ronald L. Haan
Chief Executive Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

**Re: Macatawa Bank Corporation
          Form 10-K for the fiscal year ended December 31, 2010
          Filed February 24, 2011
          Form 10-Q for the quarterly period ended September 30, 2011
          Filed October 27, 2011
          File No. 000-25927**

Dear Mr. Haan:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview page 29

1. We note your reference in the first paragraph regarding the "weak local and national economic conditions." Please undertake to include in your future filings,

consistent with Item 303(a) and Release No. 33-8350, discussion and analysis of the specific economic conditions and trends in your particular market area having an effect on your financial condition and or results of operations including, but not limited to, commercial real estate prices; commercial real estate sales; and commercial building permits.

2. Please undertake to include in your future filings revision of this section consistent with the Commission's statements in Release No. 33-8350 including, but not limited to, discussion and analysis of the following:
    *   trends in the amount of your provision for loan losses and in the percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "troubled debt restructurings") including a table with the data; and
    *   trends in the aggregate and average dollar amount and types of new loans that you are originating and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in real estate.

Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 48

3. Please revise to include the city and state of the audit firm that issued the report. Refer to Rule 2-02(a) of Regulation S-X.

Form 10-Q for the Period Ended September 30, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)
Note 3. Loans, page 16

4. Please tell us and revise future filings to address the following related to your troubled debt restructurings (TDRs):
    *   Disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;
    *   Tell us in detail and disclose in future filings how you determined that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;
    *   Disclose how you measure impairment on your TDRs;

- Disclose your policy for removing loans from TDR classification; and
- Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David S. Irving at 202-551-3321 or Marc D. Thomas at (202)551-3452, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief